SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

1.	2011 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

7.	QUARTERLY FINANCIAL REVIEW

8.	LIQUIDITY

9.	CAPITAL RESOURCES

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

11.	OTHER RISKS AND UNCERTAINTIES

12.	RELATED PARTY TRANSACTIONS

13.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

14.	NON-GAAP FINANCIAL MEASURES

15.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

16.	FUTURE ACCOUNTING CHANGES

17.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

18.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. (“Silver Standard” or “the Company”) for the year ended December 31, 2011, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Full disclosure of the Company’s IFRS accounting policies and a reconciliation of the previously disclosed opening balance sheet prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in notes 2 and 26 to the audited consolidated financial statements

The Company’s 2010 comparative financial information in this MD&A have been restated and are presented in accordance with IFRS, but 2009 comparative financial information has not been restated. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of March 11, 2012, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011. Unless otherwise stated all currency amounts are presented in U.S. dollars.

Additional information relating to the Company, including the most recent Form 20-F and the Annual Information Form, are available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained in item 18 herein. The Company uses certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under ‘Non-GAAP Financial Measures’ in item 14 of this MD&A. The Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

1.    2011 HIGHLIGHTS

  Silver production of 7.1 million ounces in 2011 compared to 6.3 million ounces in 2010, an increase of 12%.

  Net income of $80.1 million or $1.00 per share.

  Operational improvements at the Pirquitas silver mine in Argentina to position the mine for consistent period-on-period production performance.

  Monetized approximately one-third of the Company’s shareholding in Pretium Resources Inc. (“Pretium”) for $130 million, while retaining an interest with a market value at February 29, 2012 in excess of $400 million.

  Consolidated the Company’s ownership interest in the high-grade gold and silver San Luis project in Peru.

  Completed the sale of the Bowdens project in Australia for $70 million.

  Accelerated the feasibility study on the Pitarrilla project in Mexico towards completion in mid- 2012.

  Strengthened and enhanced the senior management team and technical capability with several appointments.

  In the Cortaderas area at the Pirquitas mine, intersected high-grade silver and zinc mineralization, including 218 meters of 477.3 g/t silver and 7.97% Zn (DDH-214), in and around a breccia body to the north of the current open-pit, resulting in the establishment of a new Inferred mineral resource estimate of 22.5 million ounces of contained silver.

2.    OUTLOOK

This section of the MD&A provides management’s production and cost estimates for 2012. Major capital and exploration expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 18 herein.

Estimates of future production and costs are prepared based on the mine plan and the expected method by which the Company will mine reserves at Pirquitas. Actual silver and zinc production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates which could occur because of changing mining rates, varying metallurgical or other ore characteristics and/or short term mining conditions that require mining in different areas of the mine or suspension of activities due to maintenance issues. Mining rates are also subject to non-operational risks and risks and hazards including natural phenomena, such as inclement weather conditions, as further described in the section ‘Other Risks and Uncertainties’ contained in item 11 in this MD&A.

On January 12, 2012 the Company provided production guidance of between 8.2 and 8.5 million ounces of silver in 2012. For the year ending December 31, 2012 direct mining costs are anticipated to be approximately $11.85 per ounce of silver based on direct mining costs of $100.8 million.

The regulatory environment within Argentina has been subject to recent changes enacted by the Government including modifications to export revenue repatriation, importation regulations for goods and services and the removal of subsidies provided for fuel and natural gas products. Additionally, recent labour negotiations within the industry indicate labour inflation is likely to continue at elevated levels. The Company continues to assess the overall impact of these items on its operations and Argentine peso denominated operating costs and on the foreign exchange rate as items translate into US dollars, the Company’s reporting currency.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 14 of this MD&A. Please note the Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

The Company also expects to produce between 10.5 and 11.5 million pounds of zinc in 2012.

In addition, the Company anticipates that capital expenditures in 2012 at the Pirquitas mine will approximate $19 million and exploration expenditures at ten properties will be more than $25 million, the majority of which will be capitalized. Expenditure for the completion of the feasibility study at Pitarrilla by mid-2012 and further work on access roads, water wells, the operations camp and supporting administration are expected to be approximately $30 million. If the feasibility study results in a positive construction decision, the Company’s capital expenditure requirements will increase materially in late 2012 and for the next several years.

3.    BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver-dominant mineral properties located in the Americas.

The Company’s strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis, Diablillos and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the benefit of the Company’s shareholders. Certain projects also contain significant gold and base metals. The Company’s future growth will be primarily driven through the development of core projects, while monetizing other non-core projects to support funding requirements.

2011 was a volatile year for equity and financial markets globally. Significant sell-offs were evidenced in July and August as the U.S. sovereign debt downgrade was pending and the European sovereign debt situation worsened. Equity markets did recover somewhat and were led by the U.S. Dow Jones Index. Central banks around the world, including China and many European banks, acted in concert with the Americans to lower interest rates as the year progressed.

This volatile economic environment has been supportive for the silver price and helped drive silver to a record high of $48.70 per ounce at the end of April before a sharp price reduction. Price increases through the summer saw the silver price back in the $40 per ounce range, but concerns over the world economic outlook in September resulted in prices declining to the low $30 per ounce range. The silver price has been more stable since then and closed the year at $28.18 per ounce. Silver has maintained its status as a “safe haven asset” and a component of asset portfolios around the world.

The Company realized an average silver price of $33.58 per ounce on deliveries during 2011, compared to $20.92 per ounce in 2010.

The stronger price environment enabled the Company to increase revenues by 32% compared to 2010 despite sales volumes being lower, as a result of the Company terminating its long-term sales contract in the third quarter of 2011.

Two significant events impacted Pirquitas during 2011. Firstly, the replacement time for delivery of the ball mill gearbox significantly impacted operations. The Company believes, however, that during the year significant progress was made improving the infrastructure, systems and processes for future operations at Pirquitas. The primary crushing capacity was increased and the ball mill refurbished. Cost initiatives have also been implemented to lower costs where possible and offset the risk of inflationary pressures. Despite the ball mill not being operational for over two months of the year, production of 7.1 million ounces of silver exceeded 2010 by 12%.

Secondly, a reduction to the estimated mineral reserves at Pirquitas has now been incorporated into the mine plan and shortened the mine life. However, this had no significant impact on the Company’s financial results for 2011. In addition, the Company believes the exploration potential at Pirquitas is significant and has planned an extensive drilling program for 2012.

The Company concluded 2,000 tonnes of spot sales of silver concentrate during the fourth quarter of 2011 (of which 1,000 tonnes was delivered before the year-end), and announced on February 14, 2012 that it had committed an additional 6,000 tonnes of silver concentrate to various customers for delivery in the first half of 2012. In addition to the spot sales, trial shipments totaling 500 tonnes of silver concentrate are at various stages of evaluation with potential customers, and these trials are part of longer term contract negotiations. This committed tonnage goes a long way toward reducing the inventory which had accumulated during the year, and current deliveries are expected to be in a strong price environment.

The Company also completed significant transactions in the year; acquiring the remaining 30% interest in the San Luis project, monetizing the non-core Bowdens project for $70 million, and monetizing a significant amount of value from the investment in Pretium by selling approximately one-third for $130 million. The market value of the Company’s investment in Pretium at the year-end was in excess of $300 million.

Exploration remains important for the Company and during 2011 $36 million was spent, primarily at the development projects of Pitarrilla in Mexico and San Luis in Peru.

Through 2011 the Company accelerated the Pitarrilla project in Mexico. In the third quarter the Board of Directors committed significant funds for completion of a feasibility study by the middle of 2012, and for commencement of infrastructure construction, such as the operations camp, access roads and water wells. The Company has also been building the management team to advance this project.

4.    RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

					Total	Total
Operating data	Q1	Q2	Q3	Q4	2011	2010
Tonnes milled (kt)	308	295	245	241	1,089	1,255
Silver mill feed grades (g/t)	233	261	250	274	253	233
Silver recoveries (%)	73.6	80.0	82.9	82.4	79.5	65.2
Silver (ounces)
- produced	1,697,294	1,975,616	1,631,281	1,751,398	7,055,589	6,302,140
- sold	2,053,573	1,569,698	707,202	515,124	4,845,597	5,936,657

Average realized silver price ($/oz)	30.44	38.54	39.88	33.42	33.58	20.92
Average London spot silver price ($/oz)	31.66	38.17	38.79	31.87	35.11	20.16

Direct mining cost ($/oz) (1)	12.26	11.57	16.20	14.97	13.65	12.19
Total cash cost ($/oz) (1)	23.23	22.06	20.60	17.72	20.93	18.03
Total production cost ($/oz) (1)	26.99	25.26	24.55	24.68	25.37	22.14

Financial Data ($000s)
Revenue	60,053	47,271	26,152	14,369	147,845	112,256
Income (loss) from mine operations	27,859	15,838	11,492	(3,270)	51,919	14,134

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in the Company’s Consolidated Statement of Income please refer to ‘Non-GAAP Financial Measures’ in item 14 of this MD&A.

Mine production

The Pirquitas mine produced 7.1 million ounces of silver during 2011 compared with 6.3 million ounces in 2010. Although production was 12% higher than in 2010, 2011 production was negatively impacted by over two months of production downtime due to installing additional crushing capacity, and operating for most of the year with a damaged ball mill gearbox. The gearbox has now been completely rebuilt to nearly-new condition, and the mill recommenced operating in early November 2011. A spare gearbox from Europe is due to arrive in March 2012 and the Company has purchased a spare ball mill ring gear with expected delivery towards the end of 2012. Since the mill has been back in operation, it has exceeded design rates and production volumes have been strong.

Operations were also impacted by import restrictions imposed by the Argentine government on all industries, including mining. The restrictions make the timely sourcing of spare and replacement parts challenging as many necessary mining-related parts are not readily available at the required quality or specifications in Argentina. Import restrictions therefore result in lower equipment availability and additional maintenance costs. Most significantly impacted was the operation of the jig circuit. Loading, drilling and haulage equipment availabilities were also impacted.

During the year, 1.1 million tonnes of ore were processed at an average milling rate of 2,983 tonnes per day, compared to 1.3 million tonnes at an average of 3,439 tonnes per day in 2010. The reduced tonnage processed during 2011 was due to the aforementioned ball mill shutdowns, however, the average milling rate during 2011 per operating day was in excess of 3,600 tonnes per day.

Ore milled during 2011 contained an average silver grade of 253 g/t and an average silver recovery of 79.5% was achieved. This was a significant improvement compared to a silver grade of 233 g/t and recovery of 65.2% in 2010. The better silver recovery achieved during 2011 was due principally to improvements in the consistency of feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 10.1 million pounds of zinc in 2011 which met guidance and resulted from milling higher grades and achieving better recovery than planned. There was no zinc production in 2010 as the zinc circuit was not commissioned until the start of 2011.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 14 of this MD&A.

During 2011 the Company adopted The Silver Institute’s presentation guidance for production costs. This disclosure guidance differed from the Company’s previous methodology; previous disclosures have therefore been restated to conform to the amended presentation.

Direct mining costs in 2011 were $13.65 per ounce of silver compared to $12.19 per ounce in 2010. The increase in unit cost in 2011 versus 2010 was primarily driven by inflationary pressures on local labour costs and catering, repairs and maintenance costs related to the primary crusher and the refurbishment of the ball mill gearbox, additional maintenance costs and external costs associated with the import restrictions, and expenditures incurred to improve the long-term production efficiency of the facility.

Total cash cost in 2011, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.93 per ounce of silver compared to $18.03 per ounce of silver in 2010. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period to period is partially due to sales prices and the difference between production and sales volumes. The higher incremental per ounce impact of these costs in 2011 compared with 2010 is due primarily to higher prices achieved for sales in the current year.

Total production cost, which includes depreciation and amortization, was $25.37 per ounce in 2011 compared to $22.14 in 2010. The depreciation and amortization costs are largely similar on a per ounce basis, although these costs were impacted in the fourth quarter of 2011 following the reduction of mineral reserves at Pirquitas which increased the depreciation charges on certain assets.

Pirquitas Mineral Resources and Reserve

As part of the Company’s ongoing production to mineral reserve reconciliation and mine planning, and to delineate the deposit in greater detail for the mine’s mineral resources and mineral reserve estimates, the Company undertook a comprehensive drilling campaign between the fourth quarter of 2010 and September 2011. Assay results from these drill-holes were utilized by the Company’s Qualified Persons (“QPs”) to complete advanced modeling of the deposit’s mineral resource and mineral reserve estimates. The results of this work were included in the National Instrument 43-101 (“NI 43-101”) technical report that was filed on SEDAR on December 23, 2011. As of December 31, 2011 the mineral reserves of 16.3 million tonnes averaged 172.3 g/t of silver and 0.72% zinc, for approximately 90.3 million ounces of contained silver and 259 million pounds of contained zinc.

Exploration drilling program

In addition to the comprehensive in-fill drilling program that was completed in 2011 in the area of the San Miguel open-pit, the Company diamond drilled 1,837 meters at an exploration target located just 200 meters north of the pit in the Cortaderas Valley. The main target at Cortaderas consists of a steeply-plunging breccia body where the breccia matrix is composed of silver-bearing iron and zinc sulphide mineralization and sulfide-rich, vein-hosted mineralization was intersected by drill-holes in the vicinity of the above-mentioned breccia body. To date, nine relatively closely-spaced drill-holes have intersected the mineralized breccia body. The results from this drilling were encouraging and based on the drilling completed, the Company estimated an Inferred mineral resource for the breccia of 7.0 million tonnes averaging 98.4 g/t silver and 2.3% zinc, for approximately 22.5 million ounces of contained silver and 360.1 million pounds of contained zinc, at a 50 g/t silver cut-off grade. Additional drilling is planned in the first half of 2012 to further define and delineate this resource.

Fiscal stability agreement and regulatory environment

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of December 31, 2011 the Pirquitas mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the Company had accrued a liability totaling $13.1 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

On October 26, 2011 the Argentina government announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentina Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

5.    REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $18.2 million was spent during 2011 at the wholly-owned Pitarrilla project located in the state of Durango, Mexico compared to $17.7 million in 2010.

During the year a campaign of diamond drilling was conducted, with 83 boreholes and a total of 13,867 meters being drilled. This drilling program was designed to provide in-fill assay data for an enhanced estimate of the project’s ‘oxide’ silver mineral resource as well as geotechnical and metallurgical information that will be used for mine design and optimization. This drilling work is the basis for a feasibility study which is scheduled to be completed in the middle of 2012.

A scoping level evaluation indicates the optimum project will be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit is expected to start in the upper and mid-level oxide and transitional ores and then extend into the higher grade sulfide ores in the heart of the deposit in the basal conglomerate zone and finally bottom out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact, the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) process is currently scheduled to be completed with a construction permit application in the third quarter of 2012. Land access rights are being secured and construction has commenced for the operations camp, water wells and access roads.

In March 2012 the Company plans to commence the latest phase of in-fill and brownfields drilling. This diamond drill program of approximately 8,300 meters has the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulfide mineralization. Where possible, results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

The Company also continues to build management and technical capability, notably with the recruitment of a new country manager and a project manager.

The Company updated the mineral resources at Pitarrilla as of January 31, 2012, as announced in the Company’s news release on February 27, 2012 and the project currently comprises Measured and Indicated mineral resources of 245.0 million tonnes containing 655.7 million ounces of silver averaging 83.3 g/t and Inferred mineral resources of 31.3 million tonnes containing 65.0 million ounces of silver averaging 64.7 g/t, at a 30 g/t silver cut-off grade. The project also contains Measured and Indicated mineral resources of 4 billion pounds of zinc and 2 billion pounds of lead.

San Luis, Peru

A total of $5.6 million was spent during 2011 at the now wholly-owned San Luis project in Peru compared to $6.4 million in 2010. On July 28, 2011, the Company acquired the remaining 30% interest in the San Luis project from the Company’s former joint venture partner, Esperanza Resources Corp. (“Esperanza”). Under the terms of the agreement, the Company paid $17.9 million in cash, transferred to Esperanza the 6.5 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the project.

Long-term land access negotiations continued with two local communities, one agreement being completed and one ongoing, and work also continued on completing the required Environmental Impact Study (“EIS”). The completion of the land access agreements and approval of the EIS will enable a construction decision to be made.

During the year, mineral prospecting on the property resulted in the discovery of a set of northwesterly trending quartz veins which were tested for their precious metal content with the collection of 265 rock-chip samples. Assay results for these samples indicate sections of these veins are significantly mineralized with gold and require further assessment by diamond drilling. In addition, the Company contracted an external consultant to examine and assess the potential of the BP Zone. This zone of widespread hydrothermal alteration and base metal mineralization is centered about 4 kilometers southwest of the Ayelen vein-hosted gold-silver deposit. It was concluded that the alteration and mineralization found at the BP Zone is most likely related to a porphyry intrusion and warrants additional drill-testing. Exploration programs to further evaluate the epithermal gold and porphyry copper targets are planned.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver averaging 446 g/t and 0.29 million ounces of gold averaging 18 g/t. These mineral reserves are 100% attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Diablillos, Argentina

A total of $2.6 million was spent during 2011 at the Company’s wholly-owned Diablillos project (which is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina) compared to $2.2 million in 2010.

Expenditures primarily included administrative, property taxes and camp maintenance costs. Fieldwork mainly comprised rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling and several of these targets will be drilled in 2012 with shallow boreholes.

The Oculto deposit at the Diablillos project has an Indicated mineral resource of 21.6 tonnes containing 77.1 million ounces of silver averaging 111 g/t and 0.64 million ounces of gold averaging 0.9 g/t, with additional Inferred mineral resources of 7.2 million tonnes containing 6.3 million ounces of silver averaging 27 g/t and 0.19 million ounces of gold averaging 0.8 g/t.

San Agustin, Mexico

A total of $0.6 million was spent during 2011 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico compared to $1.1 million spent in the prior year. Most of the expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations were conducted during the year with three parties that control the property surface rights. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling program will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxide gold mineralization.

The San Agustin project currently comprises an Indicated mineral resource of 121 million tonnes containing 47.8 million ounces of silver averaging 12.3 g/t and 1.59 million ounces of gold averaging 0.41 g/t, along with an Inferred mineral resource of 91.2 million tonnes containing 36.9 million ounces of silver averaging 12.6 g/t and 1.06 million ounces of gold averaging 0.36 g/t.

Nazas, Mexico

A total of $4.4 million was spent during 2011 at the Company’s wholly-owned Nazas project located in Durango State, Mexico compared to $1.3 million during 2010.

Nazas, which until recently comprised three contiguous mineral properties covering approximately 236 square kilometers, is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold- and silver-bearing quartz veins and related hydrothermal alteration. Several of these vein targets have now been tested, with approximately 12,587 meters being drilled from 22 boreholes during 2011. Early in the campaign, drill-holes intersected gold mineralization in epithermal quartz veining that prompted the addition of seven holes to the original program.

During the fourth quarter of 2011 however, the Company elected not to continue its option to purchase the Navidad claim group at the center of the Nazas project area and expensed previously capitalized exploration costs of $4.5 million. Although mineralization was encountered, assay results were inadequate to justify the high costs to maintain the option. Notwithstanding the decision on the Navidad claim group, the geological information provided by this year’s drilling campaign will be utilized in the planning of future drilling on the other two Nazas properties. The goal at Nazas continues to be the discovery of precious metal-rich polymetallic mineralization.

6.    SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results (1);

	Years ended December 31
	2011	2010	2009
	$000s	$000s	$000s
Revenue	147,845	112,256	5,442
Earnings (loss) from mine operations	51,919	14,134	(2,523)
Earnings (loss) from operations	22,565	(17,162)	(19,954)
Gain on sale of mineral properties	49,856	402,009	167
Net income (loss) attributable to shareholders	80,128	338,455	(13,193)
Basic earnings (loss) $ per share	1.00	4.34	(0.19)
Diluted earnings (loss) $ per share	0.99	4.32	(0.19)

	As at December 31
	2011	2010	2009
	$000s	$000s	$000s
Cash and cash equivalents	329,055	232,311	26,659
Total assets	1,276,102	1,147,990	749,925
Non-current financial liabilities	126,555	137,860	110,739
Cash dividends declared ($/share)	0.00	0.00	0.00

(1) The Company’s annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. As the Company’s transition date to IFRS was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009 have not been restated and have been prepared under Canadian GAAP.

Review of the Annual Financial Results

Net income for the year ended December 31, 2011 was $80.1 million ($1.00 per share) compared to $338.5 million ($4.34 per share) in 2010 and a net loss of $13.2 million ($0.19 per share) in 2009. The following is a summary and discussion on significant components of income and expenses recorded during 2011 compared to the prior two years.

In 2011 the Company recorded total revenues from the Pirquitas Mine of $147.8 million from the sale of 4.8 million ounces of silver and 12.4 million pounds of zinc. Shipments made in the period realized an average silver price of $33.58 per ounce, excluding the impact of period-end price adjustments, and zinc realized an average price of $1.02 per pound. This is compared with 2010 which recorded revenues of $112.3 million from the sale of 5.9 million ounces of silver at an average realized price of $20.92, and 2009 which only recognised $5.4 million in revenue because commercial production only started in December of that year. There were no zinc sales in either 2010 or 2009. The increase in sales recognised compared to 2010 is reflective of the significant increase in the price of silver, partially offset by the lower volume sold in 2011. Zinc sold in 2011 contributed $9.3 million to total revenues.

Since the mine’s start-up, silver concentrates were sold pursuant to a sales contract to a single customer. The contract was terminated during the third quarter of 2011 which resulted in sales volumes of silver concentrate being lower than the prior year. Zinc concentrate sales were unaffected. A total of 1,000 tonnes of spot sales of silver concentrate were completed in the fourth quarter the Company has committed an additional 7,000 tonnes for delivery in the first half of 2012. The Company is continuing negotiations to establish long-term contracts with various counterparties.

Cost of sales for 2011 was $95.9 million compared to $98.1 million in 2010, and $7.9 million in 2009. This resulted in income from mine operations of $51.9 million in 2011, $14.1 million in 2010 and a loss of $2.5 million in 2009. The net result was an improvement in margins from 2010 to 2011 from 14.4% to 54.1% . Higher silver prices realized in 2011, and the commencement of zinc sales, fully offset the increase in unit costs that the mine experienced in the same period.

General and administrative expenses for the year ended December 31, 2011 were $23.7 million compared to $28.9 million in 2010 and $20.9 million in 2009. The main reason for the reduction between 2011 and 2010 was share-based payments that are revalued based on the Company’s share price were significantly lower as the share price declined towards the end of 2011. Salaries and benefits were slightly higher in 2011 due to the increase in headcount as the Company expands its business. The increase in 2010 compared with 2009 was primarily due to growth in headcount and was mainly salary, employee benefit and bonus related, and the increase in stock price through 2010 also resulted in a significant increase in certain forms of share-based payments.

Expensed exploration costs of $5.7 million for 2011 and $2.4 million in 2010, and $0.5 million in 2009 relate primarily to the drilling programs at the Pirquitas mine. Such costs at an operating property are expensed in line with the Company’s accounting policy.

In 2011 the Company recorded a gain on sale of mineral properties of $51.4 million from the sale of the Bowdens project in Australia, offset by $1.5 million of transaction costs related to the Snowfield and Brucejack disposition in 2010, for a net gain of $49.9 million. In 2010 the Company recognised a total gain of $402.0 million from the disposal of Snowfield and Brucejack, and the smaller Silvertip property.

In September 2011, the Company sold the Bowdens project in Australia to Kingsgate Consolidated Limited (“Kingsgate”) for $35.0 million in cash, 3.4 million shares of Kingsgate (with an approximate value of $25.6 million), and two deferred cash payments of AUD5 million each. The first deferred payment was received on December 31, 2011 and the second is due on June 30, 2012. Total consideration was approximately $70.7 million, resulting in a gain on sale of $51.4 million (after tax gain of $35.3 million).

On December 21, 2010 the Company sold its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium for total consideration of $442.3 million. Under the terms of the transaction the Company received a total of 32.5 million common shares of Pretium with a fair value of $191.9 million, cash proceeds of $211.3 million (before costs of $12.4 million) and a non-interest bearing convertible promissory note in the principal amount of $39.1 million. This resulted in a gain of $388.8 million (after tax gain of $360.6 million).

During February 2010, the Company sold its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid consideration of $15.0 million, comprising cash of $7.1 million and 1.2 million common shares of Silvercorp with a fair value of $7.8 million, for an after-tax gain of $13.1 million.

On April 8, 2011 the Company sold 11.5 million units of Pretium for $120.1 million, before transaction costs. Each unit is comprised of one common share of Pretium and half of a warrant to purchase an additional common share of Pretium for C$12.50. This constituted a partial disposal of the investment in the equity accounted associate, and resulted in a gain of $38.8 million. As at December 31, 2011 the Company retained an ownership interest of 28.39% in Pretium, which had a book value of $136.3 million and a market value in excess of $300 million.

Other income (expenses) comprised the following for the year ended December 31;

	2011	2010	2009
	$000s	$000s	$000s
(Impairment) reversal of impairment of convertible debenture	2,400	-	(2,002)
Unrealized gain (loss) on financial instruments at FVTPL	20,182	(1,109)	412
Gain (loss) on sale of marketable securities	5,453	3,114	(1,279)
Write-off of mineral property costs	(4,624)	(238)	(377)
Write down of marketable securities and other investments, net of
interest received	-	-	534
Gain on dilution of associate	1,803	-	-
Share of loss of associate	(6,078)	(77)	-
Miscellaneous income (expense)	(1,056)	16	-
	18,080	1,706	(2,712)

The unrealized gain on financial instruments at fair value through profit and loss (“FVTPL”) is primarily from the convertible notes, for which a gain of $20.2 million was recorded in 2011 compared to a loss of $1.1 million in 2010. This item was not recorded in 2009 as this instrument did not meet the definition of a derivative liability under Canadian GAAP. Since the acquisition of the Company’s interest in Pretium in December 2010 the Company is required to record its share of Pretium’s losses, which were $6.1 million in 2011 and $0.1 million in 2010. The Company wrote off exploration costs of $4.5 million following its decision to let its option of the Navidad claim group at the Nazas property expire. There were no significant cost write-offs in either 2010 or 2009. The gain on marketable securities recognised in the income statement is the cumulative gain from the sale of marketable securities which has been recycled from other comprehensive income.

The Company recorded a foreign exchange loss for the year ended December 31, 2011 of $2.7 million compared to a loss of $0.9 million in 2010 and a gain of $1.2 million in 2009. The Company’s main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During 2011 the Canadian dollar was strong against the U.S. dollar during the first half of the year and weakened subsequently, while the Argentine peso steadily weakened against the U.S. dollar.

In the year ended December 31, 2011 the Company recorded an income tax expense of $31.4 million compared to $32.2 million in 2010 and a recovery of $4.3 million in 2009. Of the total tax expense in 2011, $21.1 million reflects the current and deferred tax expense at Pirquitas, $5.2 million from the capital gain on the sale of the Pretium shares, $16.1 million from the gain on the sale of the Bowdens project; these expenses are partially offset by realized losses and the balance relates to changes in deferred tax liabilities. In 2010 the tax expense at Pirquitas was $5.5 million and there was an expense of $27.1 million in Canada primarily due to the sale of the Snowfield and Brucejack properties. The income tax recovery in 2009 was the result of unrealized losses on marketable securities and the operating loss at Pirquitas in that year.

7.    QUARTERLY FINANCIAL REVIEW

The following table sets out selected results from the eight most recent quarters all of which have been prepared in accordance with IFRS;

	2011				2010
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	14,369	26,152	47,271	60,053	45,077	41,557	14,091	11,531
Income (loss) from mine operations	(3,270)	11,492	15,838	27,859	24,975	7,426	(1,673)	(16,594)
Net income (loss)	2,584	21,836	45,765	9,943	361,623	(10,407)	(9,385)	(3,376)

Basic earnings (loss) per share	0.03	0.27	0.57	0.12	4.64	(0.13)	(0.12)	(0.04)
Dliuted earnings (loss) per share	0.03	0.27	0.57	0.12	4.62	(0.13)	(0.12)	(0.04)

Cash and cash equivalents	329,055	355,903	368,759	260,733	232,311	35,839	57,719	102,995
Total assets	1,276,102	1,249,570	1,252,360	1,178,644	1,147,990	717,749	701,356	721,795
Working capital	399,088	428,627	418,812	335,764	306,891	65,201	89,429	117,441
Non current financial liabilities	126,555	182,018	171,203	174,497	137,860	144,827	137,547	135,792

The Pirquitas mine commenced production at the end of 2009 and gradually increased production, and correspondingly, revenue through 2010 and into the first half of 2011. Silver prices also increased from the second half of 2010 through 2011. Lower revenues in the second half of 2011 were due to the termination of the sales contract while long-term contract negotiations were undertaken. Production continued through this period which resulted in a significant increase in finished goods inventory.

Income from mine operations follows the trend of revenues as a significant portion of operating costs are fixed and, although they increased on a unit basis through 2011, were broadly consistent. Net income of the Company has been impacted by non-routine transactions such as the sale of mineral properties in the fourth quarter of 2010 and third quarter of 2011, and the partial sale of the Company’s investment in Pretium in the second quarter of 2011. In 2011 changes in fair value of the derivative liability has had an increasingly significant impact on net income with a gain in excess of $20.0 million.

Review of Quarterly Financial Results – three months ended December 31, 2011 compared to the three months ended September 30, 2011

The Company recorded net income attributable to shareholders in the fourth quarter of 2011 of $2.6 million, compared to $21.8 million in the third quarter. Compared to the prior quarter net income was impacted significantly by the following factors.

In the fourth quarter of 2011 the Company recognised revenues of $14.4 million from the sale of 0.5 million ounces of silver and 1.9 million pounds of zinc, with realized silver prices of $33.42 per ounce, and $0.87 per pound of zinc. This compares to revenues of $26.2 million in the third quarter of 2011 from the sale of 0.7 million ounces of silver, and 3.9 million pounds of zinc, with realized silver price of $39.88 per ounce, and $1.01 per pound of zinc. In addition, negative final settlement prices and mark to market (“MTM”) adjustments reduced revenue compared to units delivered.

Cost of sales was higher in the fourth quarter because a higher proportion of operating costs were expensed during the period of plant downtime while not producing inventory, an increase in depreciation charges following the revised mineral reserve and mineral resource estimates, and a write down of low grade stockpiles that are planned to be processed towards the end of the mine life. The increased costs generated a loss from mining operations in the fourth quarter.

General and administrative costs in the fourth quarter were $3.3 million compared to $6.7 million in the third quarter. The reduction in the fourth quarter was due to lower expenses on share-based payments that are linked to the Company’s share price which fell significantly in the fourth quarter. Severance expenses were also incurred in the third quarter.

The recognition of a gain of $51.4 million from the disposal of the Bowdens project in the third quarter materially increased net income and there were no significant dispositions or similar transactions in the fourth quarter.

Unrealised gains on financial instruments at FVTPL were $6.7 million in the fourth quarter compared to $5.4 million in the third quarter due to the continued reduction in fair value of the conversion option of the convertible notes.

An income tax recovery of $10.4 million was recorded in the fourth quarter compared to an expense of $30.9 million in the third quarter. The recovery in the fourth quarter was a result of the operating loss recorded at Pirquitas for the quarter as discussed above, the Company also realized a capital loss in Canada which sheltered gains from earlier in the year, and a reversal of deferred tax liabilities in Argentina. The significant tax expense in the third quarter was primarily driven by the taxable gain from the sale of the Bowdens project, operating income at Pirquitas and an increase in deferred tax liabilities.

8.    LIQUIDITY

At December 31, 2011, the Company had approximately $329.1 million of cash and cash equivalents, an increase of $96.7 million from December 31, 2010. This cash is considered sufficient to meet the Company’s working capital requirements and debt obligations.

In addition to the cash and cash equivalents, at December 31, 2011 the Company had positive working capital of $70.0 million, comprised of $33.5 million in marketable securities and inventory of $94.7 million, offset by current liabilities of $77.6 million. The high finished goods inventory balance of $44.5 million at year end was due to the lower level of sales in the second half of 2011 while new long-term sales contracts were being negotiated; this is expected to be sold in the first half of 2012. Current liabilities constitute taxes payable of $22.5 million, and other payables and accrued liabilities in the normal course of business.

At December 31, 2011 the Company also owned 24.7 million shares of Pretium which are held at cost on the Statement of Financial Position, but had a market value in excess of $300 million, and subsequent to the year-end by February 29, 2012 the market value of the Pretium holding has risen further, to in excess of $400 million.

The Company’s liquidity position improved compared to the prior year end due to net cash inflows of $96.7 million, for total cash and cash equivalents at December 31, 2011 of $329.1 million. Of this $322.7 million is held in Canada and the United States.

The cash inflows during the year were largely the result of the sale of Pretium shares in April for cash proceeds of $112.4 million, the sale of the Bowdens project generating $39.4 million, and $20.1 million from 1.0 million stock options exercised. Operating cash flows from the Pirquitas mine largely offset corporate costs and interest payments, while exploration and capital costs totalled $65.3 million.

The following table summarizes the Company’s financial liabilities, operating and capital commitments at December 31, 2011:

	Payments due by period ($000s)
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years

Trade and other payables	46,898	46,898	-	-	-
Convertible notes (i)	138,000	-	138,000	-	-
Interest on convertible notes (i)	1,004	-	1,004	-	-
Capital expenditure commitments	9,635	7,573	2,062	-	-
Minimum lease rental and lease payments	505	453	52	-	-

Total contractual obligations	196,042	54,924	141,118	-	-

(i) Convertible notes mature in 2028 but are redeemable in part or in full at the option of the holder on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest at 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $43.33 per common share.

The Company’s financial position at December 31, 2011, and the operating cash flows that are expected over the next twelve months are believed to be sufficient to fund currently-planned capital and exploration expenditures in 2012 and to discharge liabilities as they come due.

9. CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$000s	$000s	$000s
Shareholders' equity	705,876	676,651	538,700
Convertible notes	125,313	116,125	107,895
	831,189	792,776	646,595

Less: cash and cash equivalents	(329,055)	(232,311)	(26,659)
	502,134	560,465	619,936

At December 31, 2011 there was no externally-imposed capital requirement to which the Company is subject and with which the Company has not complied.

The Company is advancing its Pitarrilla project in Mexico with the objective of completing a feasibility study by mid-2012. If the feasibility study results in a positive construction decision the Company’s capital expenditure requirements are expected to increase materially in late 2012 and for the next few years.

As at December 31, 2011 the Company had approximately 80.7 million common shares outstanding and 1.9 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$40.62.

Outstanding share data
The authorized capital consists of an unlimited number of common shares without par value. As at March 8, 2012, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remianing life
		C$	(years)

Capital stock	80,745,100

Stock options	2,065,829	11.50 - 40.62	0.3 - 8.7

Fully diluted	82,810,929

The Company’s Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 as more fully described in the Company’s new release dated March 12, 2012.

10.   FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below. This does not constitute a fulsome discussion of all risks facing the Company.

a)   Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, foreign exchange risk and interest rate risk.

(i)  Price Risk

This is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and to a lesser extent zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

-	global or regional consumption patterns;
-	the supply of, and demand for, these metals;
-	speculative activities;

-	the availability and costs of metal substitutes;
-	inflation; and
-	political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of revenue agreements are subject to pricing terms that settle within one to three months after delivery, and this adjustment period represents the Company’s trade receivable exposure to variations in commodity prices.

The Company has not hedged the price of silver as part of its overall corporate strategy.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and natural gas. The Company has not hedged any such costs.

A 10% change in the average commodity price for the year, with all other variables held constant, expressed in thousands of U.S. dollars, would result in the following impact to the Company’s after-tax net income:

	2011	2010
Products	$000s	$000s
10% increase in silver price	9,005	7,359
10% increase in zinc price	605	-
10% increase in diesel and natural gas prices	(1,192)	(658)

The Company holds certain investments in available for sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

(ii) Currency Risk

Currency risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. The Company’s sale of silver and zinc are denominated in U.S. dollars and thus the risk is related to costs incurred and other non-U.S. dollars financial instruments.

The following are the most significant areas of exposure to currency risk:

	December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	80,480	6,051	-	584
Marketable securities	13,753	-	19,787	-
Accounts receivable	-	-	5,045	-
Value added tax receivable	-	89,636	-	1,006
Trade and other payables	(7,825)	(11,608)	(16,500)	(1,114)
Warrant liability	(7,067)	-	-	-
Total	79,341	84,079	8,332	476

	December 31, 2010
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	164,557	9,588	151	487
Marketable securities	36,700	-	-	-
Accounts receivable	4,821	-	-	-
Value added tax receivable	-	71,683	-	-
Trade and other payables	(5,984)	(13,044)	(12)	(219)
Total	200,094	68,227	139	268

On October 26, 2011 the Argentine government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The Company will comply with all laws and regulations, and is monitoring the situation closely, but understands that the impact of the imposition of the transfer tax will not have a material impact on the Company.

The Company monitors and manages its foreign exchange risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2011the Company has not entered into any derivatives to mitigate this risk.

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would result in the following impact to the Company’s after-tax net income:

	2011	2010
	$000s	$000s
Canadian dollar	(5,830)	(12,183)
Argentine peso	(5,635)	(4,514)
Australian dollar	(630)	(10)
Mexican peso	(33)	(19)

(iii)   Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and therefore cash flows are not exposed to fluctuations in interest rates, however a change in interest rates would impact the fair value of the instruments but because the Company records the notes at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

At December 31, 2011, the weighted average interest rate of cash equivalents was 0.14% (2010 - 0.89%) . With other variables unchanged, a 1% increase in the interest rate would increase after-tax net income by $2,340,000 (2010 - $450,000).

b)   Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectability of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits The Company’s policy is only to utilize highly-rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

Credit risk related to trade receivables The Company is subject to significant concentrations of credit risk related to trade receivables because almost all of its sales through 2011 were to a single customer. The Company has not, however, recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk, the Company ensures a minimum creditworthiness of customers, and has entered into spot sales agreements with additional customers in 2012.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

The Company also has credit risk through its significant value added tax balance that is collectible from the government of Argentina. Due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible in full.

The Company’s maximum exposure to credit risk at December 31was as follows:

	2011	2010
	$000s	$000s
Cash and cash equivalents	329,055	232,311
Value added tax receivable	90,642	71,683
Trade and other receivables	5,045	35,916
Other financial assets	1,768	9,051
	426,510	348,961

At December 31, 2011 no amounts were held as collateral.

c)   Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

The maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2011, is presented above in item 8 of this MD&A.

In the opinion of management, working capital at December 31, 2011 together with future cash flows from operations is sufficient to support the Company’s commitments through 2012. For periods beyond 2012 the current working capital and cash flows from operations are expected to support further development, exploration and growth.

The Company has no off balance sheet arrangements.

11.   OTHER RISKS AND UNCERTAINTIES

Foreign operations

The Company currently conducts operations in Argentina, and has exploration projects in Mexico, Peru, Argentina, Chile, Canada and the United States, and as such the Company is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Environmental regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

For further information regarding the Company’s risks, please refer to the section entitled ‘Risk Factors’ in the ‘Annual Report on Form 20-F’ for the year ended December 31, 2010, which is available at www.sedar.com, and to the ‘Annual Report on Form 20-F’ for the year ended December 31, 2011 to be filed on SEDAR in March 2012.

12.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $82,000 (December 31, 2010 - $19,000) from companies related by common directors or officers including the Company’s equity accounted associate. At December 31, 2011, trade and other receivables include $101,000 (December 31, 2010 - $2,000) and trade and other payables include $688,000 (December 31, 2010 - nil) with these related parties primarily due to transaction costs from the sale of the Snowfield and Brucejack properties and the subsequent sale of Pretium shares. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

13.   SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

As at December 31, 2011 the Company retained an ownership interest in Pretium of 28.39% . This interest was reduced to 27.99% by a bought private placement Pretium closed in February 2012 and, if all warrants are exercised, the interest would be further reduced to 21.47% . This investment is being accounted for under the equity method. The following table is an estimation of the assets and liabilities, and net loss of Pretium, in thousands of U.S. dollars:

	December 31, 2011	December 31, 2010
	$	$
Assets	506,167	499,158
Liabilities	(7,350)	(40,876)
Revenues	-	-
Net loss	(17,573)	(14,127)

14.   NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-GAAP financial measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

This classification is based upon The Silver Institute’s production cost standard as endorsed on June 16, 2011. Previous to this date there was no standardized presentation guidance and the Company reported cash production cost, cash operating cost and total production cost, and moved to The Silver Institute’s production cost standard in its disclosures in 2011 in order to facilitate more uniform disclosures within the industry. All comparatives have been updated to reflect the current presentation standard.

The following table provides a reconciliation of direct mining costs, total cash costs and total production costs to cost of sales, as reported in the Company’s Consolidated Statement of Income:

	Q1	Q2	Q3	Q4	TOTAL	TOTAL
	2011	2011	2011	2011	2011	2010
	$000s	$000s	$000s	$000s	$000s	$000s

Cost of inventory per income statement	22,547	20,602	11,532	12,013	66,694	67,231
Movement in inventory	(1,745)	2,399	14,892	14,357	29,903	9,619
Other adjustments	-	(152)		(156)	(308)	-
Direct mining expenses	20,802	22,849	26,424	26,215	96,290	76,850
Third party smelting, refining and transportation costs	15,568	13,964	8,620	4,614	42,766	26,792
By-product credits	(2,250)	(733)	(1,645)	(992)	(5,620)	(204)
Royalties & production taxes	5,306	7,507	204	1,193	14,210	10,192

Total cash costs	39,426	43,587	33,603	31,029	147,645	113,630

Depletion, depreciation and amortization per income statement	5,794	5,235	2,410	3,107	16,546	22,151
Movement in inventory	591	1,090	4,031	9,081	14,793	3,745
Total production costs	45,811	49,912	40,044	43,217	178,984	139,526

Production (ounces)	1,697,294	1,975,616	1,631,281	1,751,398	7,055,589	6,302,140

Direct mining expenses ($ per ounce)	12.26	11.57	16.20	14.97	13.65	12.19
Total cash cost ($ per ounce)	23.23	22.06	20.60	17.72	20.93	18.03
Total production cost ($ per ounce)	26.99	25.26	24.55	24.68	25.37	22.14

Non-GAAP financial measures – adjusted income (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements:

	2011	2010
	$000's	$000's

Net income attributable to shareholders	80,128	338,455

Adjusted for:
Gain on sale and write off of mineral properties	(54,480)	(402,247)
Gain on partial disposal of associate	(38,776)	-
Unrealised (gain) loss on financial instruments at FVTPL	(20,182)	1,109
Gain on dilution of associate	(1,803)	-
Share of loss of associate	6,078	77

Adjusted net loss	(29,034)	(62,606)

Weighted average shares outstanding (000's)	80,324	77,972

Adjusted basic loss per share ($)	(0.36)	(0.80)

15.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Note 2 to the consolidated financial statements for the year ended December 31, 2011 provides detailed of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitiation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of mineral reserve and mineral resource estimates The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

During the year ended December 31, 2011 the Company presented an updated mineral reserve and mineral resource at its Pirquitas mine in Argentina, this will increase depletion and depreciation charges in future periods by reducing the life of mine and expected tonnes of production.

Determination of useful lives of property, plant and equipment The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation.

Valuation of inventory Stockpiled ore, work in process and finished goods are valued at the lower of cost and net realizable value (“NRV”). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly impact the stated value of the Company’s inventory.

Close down and restoration provisions Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience on other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

During the fourth quarter of the year ended December 31, 2011, the Company recorded a change in its estimate for close down and restoration from the preliminary findings of a mine closure plan for its Pirquitas mine in Argentina, that is scheduled for completion in 2012. The estimate increased by $33.8 million, and this was a prospective change that had no impact on the Consolidated Statement of Income for the year ended December 31, 2011. There is considerable measurement uncertainty with a provision of this nature from the timing of cash flows, inflationary environment and impact of exchange rates. The final obligation could vary materially from that presented which would impact future results.

Determination of the fair value of share-based compensation The fair value of stock options and other forms of share-based compensation granted is computed to determine the relevant charge to the income statement, and liability if applicable. In order to compute this fair value the Company uses different option pricing models that inherently require management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, risk-free rate and forfeiture rates.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences, where known, based on management’s best estimate of the probable outcome of these matters.

The Company has an unrecognised deferred tax asset in respect of potential foreign tax credits that may be used to offset taxes paid in Argentina. These have not been recognised due to measurement uncertainty over the extent and timing of any potential benefit. If recognized this will create a recovery of income taxe expense in that period.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation method required.

Valuation of financial instruments The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involve various estimates and assumptions, while the valuation of the revenue derivatives requires estimates of settlement dates and forward commodity prices.

Transition to International Financial Reporting Standards

On January 1, 2011 the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publically accountable enterprises, with a transition date of January 1, 2010, due to requirement to present comparative financial information. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS’s, IAS’s, IFRIC’s and the former SIC’s.

Notes 2 and 26 to the consolidated financial statements for the year ended December 31, 2011 provide details of key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

The Company completed its conversion from Canadian GAAP to IFRS through a transition plan that involved scoping and planning, an assessment of differences, implementation and post-implementation. The post-implementation phase involves the maintenance of IFRS-compliant financial data and processes for 2011 and the future.

The conversion from Canadian GAAP to IFRS has resulted in changes to the Company’s accounting policies, financial reporting processes, incremental controls relating to the conversion process and additional training requirements. The conversion did not have any impact on the Company’s key internal performance ratios or compensation plans.

The following outlines the impact of transition to IFRS on shareholders’ equity and total comprehensive income.

Shareholders’ Equity Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company recorded a reduction in shareholders’ equity of $98.0 million as at January 1, 2010. A full reconciliation of this adjustment is included in the consolidated financial statements for the year ended December 31, 2011. In accordance with IFRS 1, the Company was required to maintain all previous estimates and assumptions in existence including but not limited to metal prices, discount rates, capital and operating costs, reserves and resources.

The following is a summary of the adjustments to shareholders’ equity as at December 31, 2010 and January 1, 2010 under IFRS (all of which are outlined in the notes to the consolidated financial statements):

	December 31,	January 1,
	2010	2010
	$000s	$000s
Total equity reported under Canadian GAAP	1,031,772	537,186

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(79,842)	(84,018)
Close down and restoration provision	(76)	-
Share-based compensation	(52)	-
Functional currency	4,654	5,030
Convertible notes	(18,859)	(17,086)
Deferred tax liabilities	(5,737)	(1,949)

Total equity reported under IFRS	931,860	439,163

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a decrease in total comprehensive income of $6.0 million for the year ended December 31, 2010.

The following is a summary of the adjustments to comprehensive income for the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to the consolidated financial statements), expressed in thousands of USD:

2010
$000s
Total comprehensive income as reported under Canadian GAAP	359,501

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	4,176
Close down and restoration provision	(76)
Share-based compensation	991
Functional currency	(373)
Convertible notes	(1,773)
Deferred tax liabilities	(8,897)

Total comprehensive income as reported under IFRS	353,549

The Company revised its previously published transition adjustment for deferred tax liabilities in relation to the tax basis of certain Argentine assets relating to foreign exchange and other adjustments. The impact was an increase in deferred tax liabilities of $0.7 million as at January 1, 2010 and a further increase of $5.5 million as at December 31, 2010 with a corresponding increase in the tax expense for the year. These adjustments are not material to the previously presented financial information.

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company has updated the design, implementation and documentation of the internal controls over accounting process resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company has reviewed the impacts of the IFRS transition project on its key performance measures and compensation arrangements, in particular those that are calculated based on indicators in the financial statements, and determined that there was no significant impact.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The IASB is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

16.   FUTURE ACCOUNTING CHANGES

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)

ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)

iii.	IFRS 12, Disclosures of Interests with Other Entities (“IFRS 12”) (see further details below)

iv.	IAS 27, Separate Financial Statements (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.	IAS 28, Investments in Associates (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

17.   INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management’s Annual Report on Internal Control over Financial Reporting and Disclosure Controls and Procedures.

The following report is provided by management in respect of internal control over financial reporting and disclosure controls and procedures (as defined in the rules of the CSA and the SEC):

(1) Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2) Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3) As at December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

On August 31, 2011 the former Chief Financial Officer left the Company and appropriate actions were implemented to ensure that this would not have a material effect on internal control over financial reporting, there were also certain changes made following the Company’s adoption of IFRS as discussed above. There have been no other changes in our internal control over financial reporting during the year ended December 31, 2011, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

18.   CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company’s has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the future value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company’s advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.